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                             December 12, 2022

       Youyi Zhu
       Chief Financial Officer
       China Natural Resources, Inc.
       Room 2205, 22/F, West Tower, Shun Tak Centre
       168-200 Connaught Road Central
       Sheung Wan, Hong Kong

                                                        Re: China Natural
Resources, Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Response dated
November 16, 2022
                                                            File No. 000-26046

       Dear Youyi Zhu:

              We have reviewed your November 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 7, 2022 letter.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Item 3. Key Information
       D. Risk Factors, page 1

   1. We note your response to prior comment 3. Please revise your disclosure to state that all the legal and
operational risks associated with having operations in the People   s Republic
                                                        of China (   PRC   )
also apply to operations in Hong Kong and Macao. In addition, please include disclosure
similar to the statement in your response regarding management   s
                                                        understanding with
regard to restrictions, limitations, rules, or regulations under Hong
                                                        Kong law that are
commensurate to those of the PRC with respect to items (i) through (v)
                                                        identified in your
response.
 Youyi Zhu
China Natural Resources, Inc.
December 12, 2022
Page 2

       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 with any questions.



FirstName LastNameYouyi Zhu                              Sincerely,
Comapany NameChina Natural Resources, Inc.
                                                         Division of
Corporation Finance
December 12, 2022 Page 2                                 Office of Energy &
Transportation
FirstName LastName